TransGlobe Provides an Updated Transaction Timetable for the Special Meeting of TransGlobe Shareholders to Consider the Business Combination with VAALCO Energy

Calgary, Alberta (October 3, 2022) - TransGlobe Energy Corporation (AIM & TSX: TGL; Nasdaq: TGA) ("TransGlobe" or the "Company") provides an updated transaction timetable to correspond with the postponed special meeting (the “Meeting”) of the holders (the “TransGlobe Shareholders”) of TransGlobe common shares ("TransGlobe Shares") to consider the special resolution (the “Arrangement Resolution”) to approve the proposed plan of arrangement (the “Arrangement”) to implement the business combination with VAALCO Energy, Inc. (NYSE: EGY) (LSE: EGY) ("VAALCO") (the “Transaction”) rescheduled to 9:00 a.m. MT Friday October 7, 2022.

UPDATED TRANSACTION TIMETABLE

The full detailed updated timetable for the Transaction has been included below. Please note that the dates given in this expected timetable below are based on TransGlobe's current expectations and are subject to change.

Expected Date/Time	Event
October 5, 2022 at 9:00 a.m. (Calgary time)	Deadline for Odyssey Trust Company to have received proxy forms or voting instructions from TransGlobe Shareholders
October 5, 2022 at 4:00 p.m. (Calgary time)	Deadline to submit notice of intention to appear at the Final Order
October 5, 2022 at 4:00 p.m. (Calgary time)	Deadline to exercise dissent rights
October 7, 2022 at 9:00 a.m. (Calgary time)	The Meeting
October 11, 2022 at 2:30 p.m. (Calgary time)	Court hearing in respect of the Final Order
October 13, 2022 at close of business (London time)	TransGlobe's depositary interests in CREST disabled
October 13, 2022 at 11:00 p.m. (Calgary time)	Effective Time of the Arrangement
October 14, 2022 at 7:00 a.m. (London time)	Trading of TransGlobe's common shares on AIM cancelled
October 14, 2022 at 8:00 a.m. (London time)	VAALCO shares re-admitted to trading and Consideration Shares admitted to trading on the Standard Listing segment of the Official List and to the LSE
October 14, 2022 at 7:30 a.m. (Calgary time)	TransGlobe Shares delisted on NASDAQ
Within 2 days following receipt by the TSX of the required documents relating to the completion of the Arrangement	TransGlobe Shares delisted from TSX

TRANSGLOBE BOARD RECOMMENDATION TO VOTE FOR THE ARRANGEMENT RESOLUTION

The board of directors of TransGlobe (the "Board") confirms its previous unanimous determination that the Arrangement is fair to the TransGlobe Shareholders and that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of TransGlobe. The Board unanimously recommends that TransGlobe Shareholders vote FOR the Arrangement Resolution.

HOW TO VOTE

TransGlobe Shareholders who have already voted FOR the Arrangement Resolution

All votes previously cast by TransGlobe Shareholders in favour of the Arrangement Resolution will remain in their current form and such TransGlobe Shareholders do not need to take any further action.

TransGlobe Shareholders who have not yet voted

Your vote is important regardless of the number of TransGlobe Shares you own. It is very important that you carefully read the proxy related materials prepared for the meeting (the "Meeting Materials") and vote your TransGlobe Shares. You will be eligible to vote if you are a TransGlobe Shareholder of record at the close of business on August 24, 2022. To ensure that your TransGlobe Shares will be represented and voted at the Meeting, you should carefully follow the instructions provided in the Meeting Materials. All TransGlobe Shareholders are encouraged to vote by proxy or in person (virtually) at the Meeting. The deadline for the receipt of proxies is 9:00 a.m. MT on October 5, 2022. However, TransGlobe Shareholders are encouraged to vote their TransGlobe Shares as soon as possible in advance of the Meeting. Detailed instructions on how to vote and how to participate in the Meeting are contained in the Meeting Materials.

TransGlobe Shareholders who wish to revoke their proxy and resubmit their vote

TransGlobe Shareholders as of August 24, 2022 will continue to have the flexibility to amend their vote until 9:00 a.m. (Mountain Time) on October 5, 2022.

Beneficial TransGlobe Shareholders

A beneficial TransGlobe Shareholder who submitted their voting instructions through Broadridge Financial Solutions, Inc. ("Broadridge") may revoke or change their voting instructions by logging onto www.proxyvote.com or calling 1-800-474-7493 (Canada – English), 1-800-474-7501 (Canada – French) or 1-800-454-8683 (United States). When resubmitting voting instructions, the most recently submitted voting instructions will be recognized as the only valid instructions, and all previously submitted voting instructions will be disregarded and considered as revoked. The deadline to submit new voting instructions is 9:00 a.m. (Mountain Time) on October 5, 2022

A beneficial TransGlobe Shareholder who holds depositary interests should contact Computershare Investor Services plc at +44 (0) 370 702 0003 as soon as possible for instructions on how to revoke their proxy.

Registered TransGlobe Shareholders

A registered TransGlobe Shareholder may revoke their proxy and change their voting instructions by:

•
resubmitting their proxy prior to the deadline noted above if the proxy was submitted online at https://login.odysseytrust.com/pxlogin. When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previously submitted proxies will be disregarded and considered as revoked, provided that the last proxy is submitted by the deadline noted above; or
•
depositing an instrument in writing signed by the TransGlobe Shareholder at the registered office of TransGlobe (2400, 525-8th Avenue SW, Calgary AB T2P 1G1 Attn: TransGlobe Energy Corporation) at any time up to and including October 6, 2022; or

•
by attending the Meeting. If a TransGlobe Shareholder uses a 12-digit control number to login to the Meeting online and accepts the terms and conditions, by doing so such TransGlobe Shareholder will be revoking any and all previously submitted proxies and will be given the opportunity to vote at the Meeting.

PROXY ADVISORY FIRMS ISS AND GLASS LEWIS RECOMMEND TO VOTE FOR THE ARRANGEMENT RESOLUTION

Leading proxy advisory firms, Institutional Shareholder Services Inc. and Glass Lewis & Co., LLC have each recommended that TransGlobe Shareholders vote FOR the Arrangement Resolution, as previously announced by the Company on September 21, 2022 and September 22, 2022, respectively.

For further information, please contact:

TransGlobe Energy Corporation

Randy Neely, President and CEO

Eddie Ok, CFO

+1 403 264 9888

investor.relations@trans-globe.com

http://www.trans-globe.com

or via Tailwind Associates

Evercore Partners International LLP (Financial Advisor)

David Waring

Aditya Lohia

Andrew MacNiven

+44 20 7653 6000

Tailwind Associates (Investor Relations)

Darren Engels

+1 403 618 8035

darren@tailwindassociates.ca

http://www.tailwindassociates.ca

Canaccord Genuity (Nomad & Joint-Broker)

Henry Fitzgerald-O'Connor

Gordon Hamilton

+44(0) 20 7523 8000

Shore Capital (Joint Broker)

Toby Gibbs

John More

+44(0) 20 7408 4090

DF King

Richard Grubaugh

+1 212 493 6950

tga@dfking.com

Camarco (Financial PR)
Billy Clegg
Georgia Edmonds
Emily Hall
+4420 3757 4986
TransGlobe@camarco.co.uk

About TransGlobe

TransGlobe Energy Corporation is a cash flow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe's common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.